UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: May 30, 2014

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Security Large Cap Value Fund

3.	Securities and Exchange Commission File No.:

811-00487

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Julien Bourgeois

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3451

julien.bourgeois@dechert.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Guggenheim Investments

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

(301) 296-5100

The Bank of New York Mellon

2 Hanson Place, 9th Floor

Brooklyn, NY 11217

(781) 315-4981

Guggenheim Funds Distributors, LLC

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

(312) 357-0287

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Kansas

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

Security Investors, LLC

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Guggenheim Funds Distributors, LLC

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

Guggenheim Distributors, LLC (formerly, Rydex

Distributors, LLC and Rydex Distributors, Inc.)

805 King Farm Boulevard, Suite 600

Rockville, MD 20850

Security Distributors, Inc.

One Security Benefit Place

Topeka, KS 66636-0001

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☒	No

If Yes, for each UIT state (name, file no. and business address):

15.  (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐	No

If Yes, state the date on which the board vote took place:

November 11, 2013

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes     ☐    No

If Yes, state the date on which the shareholder vote took place:

January 24, 2014

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes     ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On January 28, 2014, in connection with the reorganization of the sole series of Security Large Cap Value Fund with and into a corresponding shell series of Guggenheim Funds Trust, Security Large Cap Value Fund received shares of the corresponding shell series of Guggenheim Funds Trust.

(b)	Were the distributions made on the basis of net assets?

☒    Yes    ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes    ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Not Applicable.

Were any distributions to shareholders made in kind?

☐    Yes    ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

☐    Yes     ☐    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes    ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes     ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐    Yes    ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(b)	Why has the fund retained the remaining assets?

Not Applicable.

(c)	Will the remaining assets be invested in securities?

Not Applicable.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes    ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

Not Applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Not Applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $2,036

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Registration: $0

Custody: $0

Printing: $2,062

EDGAR: $0

Mailing: $6,528

Total: $8,590

(iv)	Total expenses (sum of lines (i)—(iii) above): $10,626

(b)	How were those expenses allocated?

Security Investors, LLC and its affiliates paid $100,000 on behalf of all funds in the Guggenheim Fund Complex that were reorganized, including Security Large Cap Value Fund. Of the remaining expenses, Security Large Cap Value Fund bore an allocated portion of the common costs based on its asset level and amounts specifically attributable to it.

(c)	Who paid those expenses?

As indicated above, Security Large Cap Value Fund paid the expenses, except for the portion of the expenses paid by Security Investors, LLC and its affiliates.

(d)	How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were carried forward to the corresponding shell series of Guggenheim Funds Trust into which the sole series of Security Large Cap Value Fund was reorganized.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

The sole series of Security Large Cap Value Fund was reorganized with and into a corresponding shell series of Guggenheim Funds Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-01136

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was attached as Appendix B to the Proxy Statement, which was filed by Security Large Cap Value Fund under the Form Type DEF 14A (Accession No. 0001193125-13-458209) on December 2, 2013.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Security Large Cap Value Fund (ii) she is the Secretary and Vice President of Security Large Cap Value Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Amy J. Lee
Amy J. Lee
Secretary and Vice President, Security Large Cap Value Fund